Exhibit 2.1

FIRST AMENDMENT

TO

STOCK PURCHASE AGREEMENT

This First Amendment to Stock Purchase Agreement (the “First Amendment”), is dated as of May 23, 2011, and is among PositiveID Corporation, a Delaware corporation (the “Buyer”), MicroFluidic Systems, a California corporation (the “Company”), and the individuals listed on signature page hereto (each a “Seller” and collectively, the “Sellers”).

R E C I T A L S

A.

Buyer, the Company and Sellers have entered into that certain Stock Purchase Agreement dated as of May 12, 2011 (the “Purchase Agreement”).

B.

The parties have agreed to amend the Purchase Agreement in accordance with the terms of this First Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the Purchase Agreement as follows:

1.

Definitions.  Capitalized terms used herein and not defined herein shall have the meaning ascribed to such term as set forth in the Purchase Agreement and all references to Sections or Exhibits or Schedules, shall mean the Sections, Exhibits or Schedules to the Purchase Agreement unless reference is made to another document.  For purposes hereof, all references to the Purchase Agreement, shall mean the Purchase Agreement as amended by this First Amendment.

2.

Amendments.

a.

Section 1.2(b) of the Purchase Agreement is hereby amended in its entirety to read as follows:

(b)

The Buyer shall pay the following amounts to the following Persons:

(i)

On the Closing date, $250,000 to the Company via check or wire transfer to fund payment of the accounts payable set forth on Schedule 1.2(b)(i);

(ii)

Five (5) Business Days from the Closing, the Buyer will issue and deliver to each of the two Sellers listed on Schedule 1.2(b)(ii) that number of shares of the Buyer’s common stock, par value $0.01 per share (“Buyer Common Stock”), determined by dividing $250,000 by $0.40 in consideration of the surrender for cancellation of the Company’s outstanding Seller Loans (as defined in Section 3.20) (the “Lender Stock Consideration”); and

(iii)

Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Purchased Shares, within five (5) Business Days from the Closing, the Buyer will issue and deliver to Sellers Pro Rata shares of the Buyer Common Stock equal to $450,000 divided by $0.40 (the “Sellers’ Stock Consideration” together with the Lender Stock Consideration, collectively, the “Stock Consideration”).  The Stock Consideration will contain the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR IN COMPLIANCE WITH RULE 144 OR PURSUANT TO ANOTHER EXEMPTION.”

Buyer shall deliver to the Company such other documents and instruments, in form and substance reasonably satisfactory to the Company and its counsel, as shall be necessary or desirable in order to consummate the transactions contemplated hereby, each dated the date hereof.

b.

Exhibit B is hereby amended in its entirety and replaced with Exhibit B attached hereto.

3.

Authority to Execute and Perform the Agreement.  The Sellers have the full right and power and all authority and approvals required to enter into, execute and deliver this First Agreement and to perform fully their obligations hereunder.  This First Agreement has been duly executed and delivered by the Sellers.  This First Agreement will be valid and binding obligations of the Sellers in accordance with its terms.

4.

Entire Agreement.  This First Amendment sets forth the entire understanding and agreement of the parties in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter.  None of the terms or conditions of this First Amendment may be changed, modified, waived or canceled except by a writing signed by all of the parties hereto.

5.

Full Force and Effect.  Except as specifically amended, modified or supplemented by the First Amendment, the Purchase Agreement is hereby confirmed and ratified in all respects and shall remain in full force and effect.

6.

Counterparts.  This First Amendment may be executed in any number of counterparts and by facsimile or other electronic means including PDF, each of which shall be deemed an original and all the counterparts taken together shall be deemed to constitute one and the same instrument.

2

IN WITNESS WHEREOF, the parties have caused this First Amendment to be executed by their duly authorized representatives as of the day and year first above written.

MICROFLUIDIC SYSTEMS

By:	/s/ Farzad Pourahmadi
Print Name:	Farzad Pourahmadi
Title:	Vice President & Officer

POSITIVEID CORPORATION

By:	/s/ William J. Caragol
Print Name:	William J. Caragol
Title:	President

SELLERS:

M. Allen Northrup

By:	/s/ M. Allen Northrup
Print Name:	M. Allen Northrup

Farzad Pourahmadi

By:	/s/ Farzad Pourahmadi
Print Name:	Farzad Pourahmadi

Archangel Bioventures, LLC

By:	/s/ Nathan Hamilton
Print Name:	Nathan Hamilton
Title:	Managing Director

Robert Yuan

By:	/s/ Robert Yuan
Print Name:	Robert Yuan

Philip Belgrader

By:	/s/ Philip Belgrader
Print Name:	Philip Belgrader

[Signature Page to First Amendment]

Exhibit B

NON-COMPETITION, NON-SOLICITATION AND EMPLOYMENT AGREEMENT

THIS NON-COMPETITION, NON-SOLICITATION AND EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into this ____ day of May, 2011 (“Effective Date”), by and between MicroFluidic Systems, a California corporation (the “Company”), and ________________, an individual (“Employee”).

RECITALS

WHEREAS, the Company’s business includes the commercialization of the Company’s  claimed inventions (actual listed claims, not inclusive of specifications) set forth in its existing issued patents or in patents that may in the future issue from its existing patent applications, all as referenced on Exhibit A (the “Business”);

WHEREAS, on the date hereof, the Company, Employee, PositiveID Corporation, and certain other individuals entered into a Stock Purchase Agreement (the “Purchase Agreement”) whereby PositiveID Corporation acquired all of the outstanding capital stock of the Company from Employee and the other individuals named in the Purchase Agreement;

WHEREAS, the Company desires to be assured of the association and services of Employee for the Company’s continuing operations;

WHEREAS, Employee is willing and desires to be employed by the Company, and the Company is willing to employ Employee, upon the terms, covenants and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree to the following terms and conditions.

TERMS AND CONDITIONS

1.

Employment.  The Company hereby employs Employee as __________________, or similar capacity as the Company and Employee may agree.

2.

Location and Travel.  Employee shall perform his duties for the Company from the Company’s facilities located in Fremont, California or, by mutual agreement, from facilities located elsewhere within the United States.  Employee shall travel as is required or appropriate to carry out his duties.

3.

Term.  The term of this Agreement shall commence on the date hereof and shall terminate on December 31, 2011, unless terminated earlier pursuant to Section 7 below, although it may be extended under Section 4(a) at the option of the Company.

4.

Compensation.

(a)

For all services rendered by Employee during 2011 under this Agreement, the Company shall pay Employee an initial base salary of Zero Dollars ($0.00) (the "Base Salary").  The Company has the option to extend Employee’s employment for two (2) one-year terms with the last term ending December 31, 2013.  The Company must provide the Employee with at least 60 days’ notice of its intent to exercise such option before December 31, 2011 and December 31, 2012, as the case may be.  If the Company elects to exercise either of its options to extend Employee's employment, the Company will pay Employee a base salary equal to Employee’s base salary at the Company on December 31, 2009 which was $220,000 per year, as adjusted for inflation as measured by the All Items Consumer Price Index for All Urban Consumers (CPI-U) in the San Francisco-Oakland-San Jose Consolidated Metropolitan Statistical Area (1982-84=100) (“CPI”).  For purposes of calculating CPI increases, the base index year will be 2009.

(b)

The Employee shall be eligible to receive an annual bonus (the “Annual Bonus”) with respect to each fiscal year ending during the term of this Agreement.  The Annual Bonus shall be determined by the Board of Directors either in its sole discretion or under the terms and conditions of the annual incentive plan maintained by the Company for similarly situated employees of the Company in accordance with the terms of such plan as in effect from time to time.

(c)

Employee will be reimbursed for all reasonable “out-of-pocket” business expenses for business travel and business entertainment incurred in connection with the performance of his duties under this Agreement.  Such reimbursement will be made upon timely presentation to the Company of valid receipts and other appropriate documentation and upon approval by the Company of receipts and documents; provided, however, any individual expense greater than $200 shall not be incurred without prior approval of the Company.

(d)

Employee is also entitled to such other employee benefits (such as paid vacation and medical and dental insurance coverage) as are available pursuant to the Company’s general employment practices.

(e)

The Company agrees to defend and indemnify Employee against any liability that Employee incurs within the scope of his employment with the Company to fullest extent permitted by the Company’s articles, by-laws and applicable law and provided that such liability does not arise from any bad faith, fraud, gross negligence or willful misconduct of Employee.

5.

Scope of Duties.

(a)

Employee shall have the duties as may be assigned to him from time to time by the Board of Directors or its designated representative commensurate with his experience and responsibilities in the position for which he is employed pursuant to Section 1 above.  Such duties shall be exercised subject to the control and supervision of the Board of Directors or its designated representative.

(b)

Employee agrees to devote his full time, abilities and energy to the faithful performance of duties assigned to him and to the promotion and forwarding of the business affairs of the Company.  Employee also agrees not to divert any business opportunities from the Company to himself or to any other person or business entity.

(c)

Employee shall not, during the term of this Agreement, be engaged in any other business activity without the prior consent of the Board of Directors or its designated representative; provided, however, that this restriction shall not be construed as preventing Employee from investing his personal assets in passive investments in business entities, except that he will not invest in private companies that are in competition with the Company, although he is not required to liquidate any investment existing before entering this Agreement.

(d)

Employee agrees to promote and develop all business opportunities that come to his attention relating to current or anticipated future business of the Company, in a manner consistent with the best interests of the Company, as applicable, and with his duties under this Agreement.

6.

Company Information.

(a)

Definitions.  “Trade Secret” means information, including a formula, recipe, pattern, print, compilation, program, device, method, technique, or process, that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.  The term Trade Secret may include information developed by Employee in Employee's engagement with the Company.  “Proprietary Information” means all materials and information of a confidential, proprietary or secret nature (whether or not reduced to writing and whether or not patentable or copyrightable), unless (i) such is or becomes publicly known through lawful means; or (ii) the materials and information are disclosed to Employee without restriction by a third party who rightfully possesses the information and did not learn of it from the Company, which are in any way related or applicable to (i) the business, present or future, of the Company; (ii) product research and development or investigations of the Company, or (iii) the business of any customer of the Company including, without limitation, financial information, data or statements; (iv) Trade Secrets; (v) agreements; (vi) existing and future product plans, designs, and specifications; (vii) marketing plans or strategies; (viii) vendor, client or customer lists or requirements, and (viii) computer data, software, documentation, algorithms, processes and know-how.

(b)

Non-Disclosure.  Employee acknowledges that Proprietary Information is a valuable and unique asset of the Company or third parties who have furnished it to the Company, which will only be made known to Employee in confidence in connection with his professional duties.  Employee acknowledges that any use of Proprietary Information by Employee other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company.  Employee agrees that he will not, during his engagement with the Company or after the date of termination thereof, disclose or use Proprietary Information for any purpose other than the performance of his duties for the Company.  During Employee’s engagement with the Company, at the expense of the Company, Employee further agrees to use all reasonable measures to prevent the unauthorized use by others of any Proprietary Information.  Such measures will include strict compliance with all procedures developed by the Company to protect Proprietary Information.  In the event that Employee is in doubt as to whether certain information is Proprietary Information, Employee will treat such information as confidential and will not disclose such information to any third party.

(c)

Ownership of Information.  Any information, plans, strategies, lists, designs, specifications, inventions, discoveries, and other material created, conceived, devised, or developed by Employee during the term of his engagement by the Company ("Inventions") that (i) relate at the time of conception or reduction to practice of the Inventions in any manner to the Company's business or actual or demonstrably anticipated research and development of the Company, or (ii) are developed in whole or in part on the Company’s time or using the equipment, supplies, facilities or Proprietary Information of the Company, or (iii) result from or are suggested by any task assigned to Employee or any work performed by Employee for or on behalf of the Company, or by the scope of Employee’s duties and responsibilities with the Company, shall belong to the Company, and Employee agrees to execute such instruments (including assignments) as may be necessary or desirable to perfect the rights in such materials in Company.  Company and Employee agree that all Proprietary Information and all materials containing Proprietary Information will remain the sole and exclusive property of the Company, or of the third parties who have furnished it to the Company, as the case may be.  Upon termination of Employee's engagement with the Company for any reason, Employee will deliver to the Company no later than five (5) days after the date of the termination or request, all customer lists, records, manuals, books, documents, letters, reports, data, drawings, diagrams and designs, or copies of any of the above, or other items that contain any Proprietary Information, which are in his possession or control.  Employee will not retain in his possession any such materials after termination of his engagement.  Employee also agrees to attend an exit interview at the time of termination to confirm that all Proprietary Information and materials containing Proprietary Information have been returned to the Company and to discuss any questions which Employee may have about his continuing obligations under this Agreement.

(d)

Employee hereby expressly acknowledges receipt of this written notice as required by California Labor Code sections 2870 - 2872, that the Agreement does not apply to an Invention which qualifies fully for protection under the provisions of Section 2870 of the California Labor Code.  California Labor Code section 2870 provides as follows: "(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either: (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer; or, (2) Result from any work performed by the employee for the employer.  (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this State and is unenforceable."

(e)

Additional Covenants.  Employee further agrees that, insofar as the Company's customer list and/or the identities of its top performing employees, independent contractors, or agents constitute Trade Secrets, and to the extent maximum extent permitted by law, during the one-year period following the termination of his engagement by the Company, he will not, directly or indirectly, either for himself or for any other Person, (i) divert or take away or attempt to divert or take away, call on or solicit or attempt to call on or solicit any of the Company's customers including, but not limited to, those on whom he called or solicited, or with whom he became acquainted, solely while engaged as an Employee for the Company, and (ii) will not, directly or indirectly, or by such action in concert with others, induce or influence any person who is engaged (as employee, agent or independent contractor) by the Company to terminate his or her employment or engagement with the Company.

(f)

Non-Competition.   In connection with the transactions contemplated hereby, the Employee will not during term of his employment under this Agreement and for a period of two (2) years thereafter (the “Non-Competition Period”), in the United States or Canada, directly or indirectly, own an interest in, operate, or participate in, or be connected as an officer, employee, agent, independent contractor, partner, shareholder, member or principal of any individual, corporation, limited liability company, partnership, proprietorship, firm, association, or other entity (“Person”) that competes with the Company's Business (“Competitive Business’).  Without limiting the generality of the foregoing, in addition, the Employee shall not, directly or indirectly, be employed by, or act as a consultant to, or own any interest in, any Person that is engaged in a Competitive Business during the Non-Competition Period, provided, however, that the provisions of this Section 6(f) shall not prohibit the ownership by the Employee of an aggregate interest of less than two percent (2%) of any publicly traded company that is engaged in a Competitive Business and shall not prohibit the ownership of an interest in a mutual fund or similar portfolio investment.  Notwithstanding the foregoing or anything in Section 5 hereof, until the Employee is receiving the 2012 base salary referenced in Section 4(a), the Employee shall be permitted to perform consulting and advisory services for other businesses that are not considered Competitive Businesses.  Notwithstanding anything in this Section 6(f) to the contrary, in the event the Company does not exercise its option in Section 4(a) to extend this Agreement until December 31, 2012, then the Non-Competition Period referred to above shall be deemed to terminate two (2) years from the Effective Date of this Agreement.

(g)

Injunctive Relief.  Employee agrees and acknowledges that it would be difficult to measure damages to the Company from any breach by Employee of the provisions of Section 6 of this Agreement, that injury to the Company from any such breach would be impossible to calculate, and that money damages would therefore be an inadequate remedy for any such breach.  Notwithstanding the foregoing or anything in Section 5 hereof, Employee specifically agrees that, in addition to all other remedies the Company may have, it will be entitled to temporary injunctive relief (i.e., a temporary restraining order) to enforce the provisions of Section 6 hereof provided that prior written notice of at least 10 business days has been given to the Employee.  Further, the parties agree that a preliminary injunction may be entered without the necessity of proving actual damages sustained by the Company.

7.

Term and Termination.

(a)

This Agreement automatically terminates on the death of Employee or the discontinuation of the Business.

(b)

During the term, the Company may terminate the employment of Employee upon 30 days' written notice to Employee.  If Employer terminates the employment of Employee without Cause, Employer shall continue to pay Employee's Base Salary for 1 year after termination.

(c)

The Company may terminate Employee’s employment “with Cause” at any time without prior notice, if any of the following, which shall be deemed “Cause” by the Company, shall occur:

(i)

Any act of insubordination to a written directive by the Company;

(ii)

Any willful breach of duty or habitual neglect of duty;

(iii)

Commission of gross negligence;

(iv)

Subject to applicable law, including, but not limited to, the Family and Medical Leave Act, the continued incapacity of Employee for a period of more than 60 consecutive days;

(v)

A violation of the terms of Section 6;

(vi)

Any other material breach of Employee’s obligations to the Company under this Agreement (or serious violation of Company rules or policies) and, to the extent such breach or violation can be cured, the failure of Employee to cure such breach within ten days following receipt of written notice from the Company, if such breach or violation can be cured by the payment of money, or a period of 30 days following receipt of written notice from the Company, if such breach can be cured by other than the payment of money;

(vii)

Any material acts or events which inhibit Employee from fully performing his responsibilities to the Company in good faith, such as (i) drug or alcohol abuse, or (ii) acts of dishonesty, gross carelessness or gross misconduct;

(viii)

Engaging in acts of employment, consultancy, or business outside of the Company and its affiliates, in any form, that would conflict with the interest of the Company (excluding activities specifically approved elsewhere in this Agreement).

(d)

Employee may resign from the Company for any or no reason upon 30 days’ written notice to the Company.

(e)

In the event of termination pursuant to Section 7, except as set forth in Section 7(b), Employee will not be entitled to any further compensation or employee benefits, except for those salary amounts, retirement contributions, and any other employee benefits accrued and unpaid as of the date of termination.

8.

Insurance.  [Omitted.]

9.

Transfer and Assignment.  This Agreement is personal as to Employee and may not be assigned or transferred by Employee without the prior written consent of the Company.  This Agreement shall be binding upon and inure to the benefit of each of the parties and their respective permitted heirs, personal representatives, successors and assigns.

10.

Severability.  Should there be any conflict between any provisions hereof and any present or future statute, law, ordinance, regulation, or other pronouncement having the force of law, the latter shall prevail, but the provision of this Agreement affected thereby shall be curtailed and limited only to the extent necessary to bring it within the requirements of the law, and the remaining provisions of this Agreement shall remain in full force and effect.

11.

Governing Law.  This Agreement will be governed in all respects by the laws of the United States of America and by the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California.

12.

Counterparts.  This Agreement may be executed in two counterparts and all documents so executed shall constitute one agreement, binding on both parties, notwithstanding that both parties did not sign the original or the same counterparts.

13.

Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements, arrangements, and understandings with respect thereto.  No representation, promise, inducement, statement or intention has been made by either party that is not embodied herein, and no party shall be bound by or liable for any alleged representation, promise, inducement, or statement not so set forth herein.

14.

Modification.  This Agreement may be modified, amended, superseded, or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties.

15.

Attorneys’ Fees and Costs.  In the event of any litigation or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys’ fees, and all other costs and expenses incurred in connection with such dispute.

16.

Waiver.  The waiver by either of the parties, express or implied, of any right under this Agreement or any failure to perform under this Agreement by the other party, shall not constitute or be deemed as a waiver of any other right under this Agreement or of any other failure to perform under this Agreement by the other party, whether of a similar or dissimilar nature.

17.

Cumulative Remedies.  Each and all of the several rights and remedies provided in this Agreement, or by law or in equity, shall be cumulative, and no one of them shall be exclusive of any other right or remedy, and the exercise of any one or such rights or remedies shall not be deemed a waiver of, or an election to exercise, any other such right or remedy.

18.

Headings.  The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning and interpretation of this Agreement.

19.

Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of this Agreement via facsimile transmission or PDF shall be effective as delivery of a manually executed counterpart of this Agreement.

20.

Notices.  All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been given (i) immediately when delivered by hand, (ii) the next business day when provided by confirmed facsimile transmission or e-mail, provided a copy is also sent by mail on the day of the e-mail or facsimile, or (iii) three (3) business days after being mailed, certified mail with postage prepaid, to

(a)	If to Employee

Facsimile:
E-Mail:

(b)	If to the Company:

MicroFluidic Systems c/o PositiveID Corporation 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445 Facsimile: (561) 805-8001

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

“EMPLOYEE”

Print:

“COMPANY”

MicroFluidic Systems, a California corporation

By:
Name:
Title: